UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2020

Covid-19 Response Update

São Paulo, March 16, 2020 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL) announces today that in response to the economic impact following the outbreak of COVID-19 in Brazil, the company is taking additional steps to preserve its financial position.

“While our top priority remains the health and safety of our crewmembers and customers, we continue to focus on adjusting capacity to demand and preserving our cash position during this challenging time. We ended 2019 as one of the most profitable airlines in the world. Our strong liquidity position, combined with the expertise and dedication of our team give me confidence that we will come out of this crisis a lot stronger as an airline”, said John Rodgerson, CEO of Azul.

Capacity Adjustments

We are reducing consolidated capacity by 20%-25% in March and by 35% to 50% in April and beyond until the situation normalizes. As of March 16th, all international flights, except flights leaving from Campinas, will be suspended.

The company will continue to monitor demand trends on a daily basis adjusting capacity and its network as needed and will keep the market updated on further developments. For up-to-the-minute flight and schedules information, visit www.voeazul.com.br

Fixed costs reduction

In addition to flight cancelations, Azul is taking several measures to reduce its fixed costs, which represent approximately 40% of total operating cost.

•       Executive management team salary cut of 25% until situation normalizes.

•       Hiring freeze.

•       Payment deferral of 2019 profit sharing.

•       Voluntary unpaid leave program with over 600 requests approved so far.

•       Suspension of travel and discretionary spending.

•       Grounding aircraft.

•       Suspending all new aircraft deliveries.

Balance sheet and cash flow

Azul ended 2019 with R$2.8 billion in liquid assets, including cash and cash equivalents and accounts receivables. As of December 31, 2019, the company had no restricted cash and also held deposits and maintenance reserves totaling R$1.7 billion, and long-term investments totaling R$1.4 billion.

The company is preemptively negotiating new payment terms with its partners. In addition, the company is closing new line of credits with financial institutions to further strengthen its cash cushion.

Material Fact March | 2020

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 142 aircraft and more than 12,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 16, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer